UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 1-10582
CUSIP NUMBER 68557N 103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	April 2, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orbital ATK, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

45101 Warp Drive
Address of Principal Executive Office (Street and Number)

Dulles, Virginia 20166
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Orbital ATK, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended April 2, 2017 (the “2017 First Quarter Form 10-Q”) within the prescribed time period without unreasonable effort or expense because of the circumstances described below.

The Company filed an amendment to its Transition Report on Form 10-K (the “Form 10-K/A”) for the nine-month transition period ended December 31, 2015 (“2015 transition period”) on February 24, 2017, in which it restated its consolidated financial statements for the 2015 transition period, fiscal year ended March 31, 2015 (“fiscal 2015”), fiscal year ended March 31, 2014, the unaudited quarterly information in the 2015 transition period and fiscal 2015 and the unaudited selected financial data contained in the Form 10-K/A.

The Company filed an amendment to the Quarterly Report on Form 10-Q for the quarter ended April 3, 2016 (the “Form 10-Q/A”) on April 3, 2017, to include restated consolidated financial statements for that period and the comparative period in 2015. The Company then filed Forms 10-Q for each of the quarters ended July 3, 2016 and October 2, 2016 (collectively, the “2016 Forms 10-Q”) on April 4, 2017 and April 7, 2017, respectively. Additionally, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”) on April 28, 2017.

In view of the resources that were focused on the preparation of the recently filed Form 10-K/A, Form 10-Q/A, 2016 Forms 10-Q and 2016 Form 10-K, the Company will not be able to file its 2017 First Quarter Form 10-Q without unreasonable effort or expense by May 17, 2017, which is the deadline for the extended filing period pursuant to Rule 12b-25.

As previously disclosed, the Company has entered into an extension agreement with its credit agreement lenders to extend to June 30, 2017 the deadline under its credit agreement for filing the 2017 First Quarter Form 10-Q.

Forward Looking Statements

Certain matters discussed in this filing constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to management. Such forward-looking statements include the timing of the filing of the 2017 First Quarter Form 10-Q. The Company cautions you not to place undue reliance on any such forward-looking statements. Several factors could cause actual results to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the fact that the Company is continuing to prepare the 2017 First Quarter Form 10-Q. Other risk factors affecting the Company are discussed in detail in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Garrett E. Pierce	703	406-5000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No*

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*          The Company anticipates that its results of operations for the quarter ended April 2, 2017 will be consistent with the amounts reported in the Company’s earnings press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 11, 2017.

Orbital ATK, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2017	By	/s/ Garrett E. Pierce
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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